UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Natural Golf Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

63888E203

(CUSIP Number)

February 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888E203

1.	Name of Reporting Person. I.R.S. Identification Nos. of above person (entities only) ANDREW S. WYANT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 542,103 shares of Common Stock (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 542,103 shares of Common Stock (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,103 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ CERTAIN SHARES*

11.

Percent of Class Represented by Amount in Row (9)
Approximately 9.4% as of the date of this filing.  (Based on 5,082,566 shares of Common Stock issued and outstanding as of February 23, 2004, plus the 713,300 shares issuable upon the conversion of non-qualified stock options.  See Footnote 1 in Item 4).

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer NATURAL GOLF CORPORATION
	(b)	Address of Issuer's Principal Executive Offices 1200 East Business Center Drive, Suite 400 Mount Prospect, Illinois 60056

Item 2.
	(a)	Name of Person Filing Andrew S. Wyant
	(b)	Address of Principal Business Office or, if none, Residence c/o Natural Golf Corporation 1200 East Business Center Drive, Suite 400 Mount Prospect, Illinois 60056
	(c)	Citizenship U.S. Citizen
	(d)	Title of Class of Securities Common Stock, no par value per share
	(e)	CUSIP Number 63888E203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 542,103 shares of Common Stock (1)
(b)

Percent of class:

Approximately 9.4% as of the date of this filing.  (Based on 5,082,566 shares of Common Stock issued and outstanding as of February 23, 2004, plus the 713,300 shares issuable upon the conversion of non-qualified stock options).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 542,103 shares of Common Stock (1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 542,103 shares of Common Stock (1)
(iv) Shared power to dispose or to direct the disposition of 0

(1)

The securities reported herein include: (i) 137,103 shares of Common Stock owned by Mr. Wyant; (ii) 405,000 shares of Common Stock that are issuable upon exercise of stock options that are owned by Mr. Wyant.  Natural Golf Corporation had agreed to grant Mr. Wyant 100,000 restricted shares of Common Stock, 50,000 shares of which were to vest on January 1, 2005 and January 1, 2006 respectively pursuant to Mr. Wyant’s employment agreement.  As described in the Form 4 for Mr. Wyant filed on March 15, 2004, Mr. Wyant agreed to waive the requirement of the grant of 100,000 restricted shares of Common Stock prior to their issuance.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2004
Date
/s/ Andrew S. Wyant
Signature
Andrew S. Wyant/President and CEO
Name/Title